February 20, 2008

By EDGAR Transmission and by Hand Delivery

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	China BAK Battery, Inc.
Registration Statement on Form S-3
Filed December 21, 2007
File No. 333-148523

Dear Mr. Cascio:

On behalf of China BAK Battery, Inc. (the “Company” or “we”), we hereby submit this letter in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 15, 2008, with respect to the Form S-3.

Registration Statement on Form S-3

Incorporation by Reference, page 6

Form 10-K for the fiscal year ended September 30, 2007

Note 20. Commitments and Contingencies, page F-36

(iv) Outstanding Discounted Bills and Transferred Bills. page F-37

1.
We note your response to prior comment 9 in our letter dated January 14, 2008. We do not see where you have considered that you remain contingently liable on the bills receivable in the event the bill issuer defaults in your analysis under SFAS 140. Tell us why this provision does not impact your ability to record the transfer as a sale rather than as a secured borrowing with the pledge of collateral.

RESPONSE:

While the Company technically remains contingently liable on the bills receivable in the event the bill issuer defaults, if the Company’s bank makes payment on the receivable in the event of a default, in accordance with PRC banking practices, the Company’s bank will recoup the money from the customers’ banks, so the Company will never ultimately be liable. Accordingly, the Company records the transfer as a sale rather than as a secured borrowing with the pledge of collateral.

Tom Jones

February 20, 2008

Form 10-Q for the quarterly period ended December 31, 2007

Note 1. Principal Activities, Basis of Presentation and Organization, page F-7

2.	We reference prior comment 6 in our letter dated January 14, 2008. We have the following questions regarding your accounting for the Escrow Agreement.

•
We see that Mr. Li’s contribution of 2,179,550 shares of common stock to the escrow is for the benefit of the company to use if the performance milestones of the private placement are not met. Please tell us why these shares would not be considered a contribution to the company and recorded as treasury stock and a debit to APIC when the shares are placed into escrow. Discuss whether the escrow is being held for the benefit of the company and if the shares remain in the name of Mr. Li. If the release of these shares back to Mr. Li would have been compensatory then it appears that the company had taken ownership of the shares upon contribution to the escrow. Please advise.

•
If the shares should not be recorded as a treasury stock at the time the shares are placed into escrow, please tell us why the shares should not be recorded as a contribution to the company at the time the performance thresholds were deemed to be not met.

•	Please tell us how you accounted for the release of 1,089,775 shares to the investors for not meeting the performance thresholds for fiscal year 2006.
•
We see the disclosure that as of October 25, 2007, 1,089,775 shares related to the fiscal year 2005 performance threshold were held as treasury shares, yet we do not see treasury shares on your statement of shareholder's equity at December 31, 2007.

RESPONSE:

The shares placed in escrow remained in Mr. Li’s name until actually transferred by him. We do not believe the shares were donated to the Company at the time they were placed in escrow. However, upon reflection, we believe that the shares should be recorded as a contribution to the Company at the time the performance thresholds were deemed not to have been met. As we did not make an accounting entry when the 1,089,775 shares were released to the investors for not meeting the performance thresholds for fiscal year 2006, future statements will reflect the addition of Donated Stock and equivalent reduction in Additional Paid-in Capital. Accordingly, future filings will reflect this understanding and we will add the following explanatory language set out below in the Summary section of the Form S-3:

Certain Transactions to Be Reflected in Consolidated Statements of Shareholders’ Equity

On January 20, 2005, Xiangqian Li, our president and chief executive officer and chairman of our board, entered into an Escrow Agreement pursuant to which he placed 2,179,550 shares of fully paid common stock that he owned into escrow in connection with the private placement completed by the Company on that date. Pursuant to the Escrow Agreement, in the event that the Company failed to satisfy certain “performance thresholds” (as defined in the Escrow Agreement) for 2005 and 2006, such shares would be released to the investors in the private placement. However, if the Company achieved the performance thresholds, the shares would be released to Mr. Li. Because the number of shares outstanding was not affected and ultimate disposition was uncertain, no entry on the Company’s books was made for these shares at the time the escrow was established.

Tom Jones

February 20, 2008
While it was originally determined that the performance threshold would be met for 2005 and 50% of the shares were released to Mr. Li, upon consideration of a charge required by US GAAP upon the release to Mr. Li, it was determined that the 2005 performance threshold would not be met and Mr. Li subsequently turned over the shares he had received to the Company. It was determined that the 2006 performance threshold was not met and 50% of the escrowed shares were released to the investors. At the time shares were transferred, the Company should have recognized a credit to donated shares and a debit to additional paid-in capital, both elements of shareholders’ equity. This change is not material because total ordinary shares issued and outstanding, total shareholders’ equity, and total assets do not change; nor is there any impact on income or earnings per share. Therefore, previous statements will not be restated, but future financial reports will reflect these transactions in our Consolidated Statements of Shareholders’ Equity and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

We agree that the 1,089,775 shares related to the fiscal year 2005 performance threshold which were held as treasury shares should have been reflected as such on the Company’s statement of shareholders’ equity at December 31, 2007, with an offsetting credit to Donated Stock. The Company will ensure that such shares are properly reflected as treasury shares in the statements of shareholders’ equity in future filings.

Tom Jones

February 20, 2008

If you have any questions or would like to discuss any of our foregoing responses, please feel free to contact Eulalia M. Mack at (212) 603-2517, or Joseph Kaufman at (202) 508-4143, of Thelen Reid Brown Raysman & Steiner LLP, our U.S. securities counsel.

Very truly yours,

CHINA BAK BATTERY, INC.

By:	/s/ Tony Shen
Tony Shen Chief Financial Officer

cc:	Ms. Kristin Lochhead
Mr. Tom Jones
(U.S. Securities and Exchange Commission)